Entourage Mining Ltd.
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ENMGF

Entourage Mining Reports on Pires Gold Project Drilling

July 14, 2010, Vancouver British Columbia: Entourage Mining Ltd. (“Entourage” or the “Company”) (OTCBB: ENMGF) is pleased to report on exploration of the Point 1 target from the Pires Gold Project located in Goias State, Brazil. The Point 1 target was originally defined based on abundant float quartz vein samples carrying high values of gold concentrated within an area extending approximately 100 by 200 m. Float samples collected by Entourage in the target area range in gold concentration up to 404.95 g/t (see New Release dated April 7, 2010), along with appreciable lead, zinc and copper values. Hand-trenching tied at least some of these float samples into un-deformed quartz veins within the weathered bedrock schist, which is covered in the area by 0.5 to 12.55 m of overburden. Entourage conducted a small drill program at the Point 1 comprised of four holes totaling 551 m to test the abundance and continuity of these gold-bearing quartz veins beneath overburden.

The four drill holes were collared within a small area of less than 100 by 150 m. The holes were all collared at azimuth 120 (ESE) and an inclination of 50 or 55 degrees. Drill holes depths are between 85 and 199 m. Down holes surveys show the holes were not significantly deviated at depth from their orientations at surface. Drill contractor Geologica Sondagens of Belo Horizonte, Brazil, conducted the drilling, and recovered HQ core through overburden and NQ core (49 mm diameter) in solid bedrock. The core was sawn locally, and a ½ split was sent to Intertek Laboratory for analysis. Individual samples are typically 1 m in length, except in overburden where they may be somewhat shorter or longer. All sample intervals were analyzed for gold by fire assay. Intervals from the first drill hole (PIR001 – 10) were also analyzed by 35 element ICP.

Although no commercial grades were encountered in this small program, results from the four drill holes at the Point 1 target confirm multiple gold-bearing veins with near-vertical orientations and both horizontal and vertical continuity of more than 100 m.

The most interesting composite intervals are:

PIR002 – 10 from 94.00 to 99.00 m: 0.45 g/t over 5 m
PIR003 – 10 from 0.00 (surface) to 3.25 m: 0.41 g/t over 3.25 m
PIR003 – 10 from 30.00 to 40.00 m: 0.15 g/t over 10.00 m
PIR001 – 10 from 112.50 to 116.50 m: 0.16 g/t over 4.00 m

Entourage is pleased that the first short drill program on the Pires Property has confirmed the continuity and abundance of significantly mineralized gold veins at the central Point 1 target area. Another concentration of apparently thicker and possibly more gold enriched veins from 150 m to 250 m to the northeast (Point 1 NE target) were not drilled during this program due to difficult access across a stream drainage and the limited meters to be drilled. Also not tested during this limited initial drill program were veins 300 m southeast of Point 1, where abundant gold-rich float samples have been recovered, as well as the drill-ready Garimpo, Au-Co trend, and Co trend magnetic anomaly targets located between 5 and 13 km northeast of the Point 1 target.

Harrison Cookenboo, Ph. D, P.Geo and a qualified person has reviewed the technical aspects of this news release. For more information on the Pires property, call 604-669-4367 or visit the Company website at www.entouragemining.com where a 43-101 Technical Report on the property is posted.

ON BEHALF OF THE BOARD

Gregory F Kennedy
President

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission as well as the Company’s filings on the SEDAR continuous disclosure system in Canada.

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368